SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 4

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Cost Plus, Inc.

(Exact name of Registrant as specified in its charter)

California	94-1067973
(State of incorporation or organization)	(I.R.S. Employer I.D. No.)

200 4th Street, Oakland, CA	94607
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

AMENDMENT NO. 4 ON FORM 8-A/A TO

REGISTRATION STATEMENT ON FORM 8-A

On June 30, 1998, pursuant to a Preferred Shares Rights Agreement (the “Original Rights Agreement”) between Cost Plus, Inc. (the “Company”) and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A., successor in interest to BankBoston, N.A.) (the “Rights Agent”), the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth of the Company’s Series A Participating Preferred Shares (the “Series A Preferred”) for each outstanding Common Share, $0.01 par value (the “Common Shares”), of the Company. The Rights were distributed on July 24, 1998 (the “Record Date”) to shareholders of record as of the close of business on that date. Each Right initially entitled the registered holder to purchase from the Company one one-thousandth (0.001) of a share of Series A Preferred at the Exercise Price (as defined in the Original Rights Agreement), subject to adjustment.

On October 4, 2001, the Company and the Rights Agent entered into Amendment No. 1 to the Original Rights Agreement to amend Section 21 of the Original Rights Agreement regarding a change in the rights agent.

On June 2, 2003, the Company and the Rights Agent entered into Amendment No. 2 to the Original Rights Agreement to amend the Original Rights Agreement to remove references to “Continuing Directors” from the Original Rights Agreement.

On June 24, 2008, the Company and the Rights Agent amended and restated in its entirety the Original Rights Agreement (as so amended and restated, the “Restated Rights Agreement”), to, among other things, extend the Final Expiration Date of the Rights and adjust the Exercise Price to $20.00 (as each capitalized term is defined in the Restated Rights Agreement).

In connection with the Restated Rights Agreement, the Company hereby amends, restates, supersedes and replaces in its entirety the Company’s Registration Statement on Form 8-A, as originally filed with the Securities and Exchange Commission (the “SEC”) and as subsequently amended through the date hereof.

The following summary of the principal terms of the Restated Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Restated Rights Agreement is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 25, 2008 and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Restated Rights Agreement.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) June 30, 2013, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Shares

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

Exchange Provision

At any time after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 15% or more of the Company’s then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Board and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

The Exercise Price, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Restated Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional shares of Series A Preferred less than one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on an amount equal to the current market value of a Preferred Share, which shall be (x) one thousand multiplied by (y) the closing price of a Common Share for the Trading Day immediately prior to the date of such exercise.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Restated Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Restated Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

Rights will not have any voting rights.

Certain Anti-Takeover Effects

The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights were declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right on the earlier of (i) the fifth day following the attainment of 15% or more of the Company’s then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Board and publicly announced by the Company), or (ii) the Final Expiration Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Amended and Restated Preferred Shares Rights Agreement, dated as of June 24, 2008, by and between Cost Plus, Inc. and Computershare Trust Company, N.A., including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (1)

(1)	Incorporated by reference to the corresponding exhibit to the Cost Plus Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 25, 2008.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

COST PLUS, INC.

By:	/s/ Jane L. Baughman
Jane L. Baughman,
Executive Vice President and Chief Financial Officer

Date: June 25, 2008